FOIA Confidential Treatment Request by Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

November 9, 2023

Via EDGAR

Cara Lubitz

Marc Thomas

Office of Finance

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

FOIA CONFIDENTIAL TREATMENT REQUESTED BY MORNINGSTAR, INC. PURSUANT TO 17 C.F.R. §200.83 (“Rule 83”)

Re:	Morningstar, Inc. Form 10-K for the Fiscal Year ended December 31, 2022 Filed February 24, 2023 File No. 000-51280

Ladies and Gentlemen:

On behalf of Morningstar, Inc., an Illinois corporation (the “Company”), we are writing in response to the comments contained in the comment letter dated September 27, 2023 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 (the “Form 10-K”). For the convenience of the Staff’s review, we have set forth the comment contained in the Comment Letter along with the response of the Company.

Due to the commercially sensitive nature of certain information contained in this response, this letter is also a request for confidential treatment of the bracketed portions of this response (designated by “[***]”) pursuant to the Commission’s confidential treatment procedure under Rule 83.

FOIA Confidential Treatment Request by Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

Form 10-K for the Fiscal Year Ended December 31, 2022

6. Segment and Geographical Area Information, page 93

1.            We have considered your May 31, 2023 and July 21, 2023 responses to our segment comments and the information provided on our August 23, 2023 call with you. Based upon the information provided, we object to your conclusion that you have only one operating segment. Please provide us with a revised analysis of your operating and reportable segments in accordance with ASC 280 and your proposed segment footnote disclosure. Ensure that your revised analysis addresses, but is not limited to, the following:

•	Your consideration of which measure you would identify as the reported measure of profit or loss for each reportable segment.

•	A detailed discussion explaining whether and the extent to which the change to your identified operating segments has, or had, an impact on the Company’s prior annual goodwill impairment testing analysis.

Response:

The Company acknowledges the Staff’s comments from letters dated April 24, 2023, June 15, 2023, and September 27, 2023, and following ongoing engagement with the Staff, the Company will revise its segment footnote (and other impacted disclosures, including goodwill-related items) beginning with its Quarterly Report on Form 10-Q for the period ended September 30, 2023 to reflect its revised conclusions with respect to the identification of multiple operating and reportable segments. As a result of its revised analysis pursuant to ASC 280, the Company also assessed whether the revised conclusions with respect to components and reporting units (as defined in ASC 350) would have impacted the prior year goodwill impairment testing analysis and concluded that the revised segment analysis would not have resulted in an impairment to goodwill. See below for a more detailed discussion on the analyses performed in each of these regards.

ASC 280 Segment Reporting Analysis

Our analysis of operating and reportable segments in accordance with ASC 280 is as follows:

ASC 280-10-50-1 states that “an operating segment is component of a public entity that has all of the following characteristics:

a.	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b.	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c.	Its discrete financial information is available.”

FOIA Confidential Treatment Request by Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

A. Business Activities

Management views the Company as a portfolio of product areas that utilize a core set of data, research, and other shared or central functions. The Company’s product offerings and services are organized into the following seven product areas:

License–based Product Areas:

•	Enterprise

•	PitchBook

•	Morningstar Sustainalytics

Asset-based Product Areas:

•	Morningstar Indexes

•	Morningstar Wealth

•	Morningstar Retirement

Transaction-based Product Areas:

•	DBRS Morningstar

Each product area engages in business activities, generates revenue, and incurs expenses and is managed by a product area manager (previously defined in the Company’s response to the SEC comment letter dated June 15, 2023 as “Segment Managers”) who directly reports to the chief operating decision maker (“CODM”). Management noted that while there are central function leaders that report to the CODM, they do not meet the requirements of ASC 280-10-50-1(a).

B. Information regularly reviewed by the CODM

The Company continues to conclude that its CODM is Kunal Kapoor, Chief Executive Officer. The CODM’s direct reports meet periodically throughout the year and prepare Quarterly Business Review (“QBR”) reports to present to the CODM. In addition, a Monthly Financial Book is prepared by the Finance team that focuses on the performance of the Company at the consolidated level, with some detail on the financial performance of the seven product areas and new segments outlined above. The QBR reports contain revenue, expense, operating profit, and comparisons to budget, forecast, and prior periods for each of the product areas. The CODM reviews the Monthly Financial Book and meets quarterly with Segment Managers to discuss the QBR. On an annual basis, the Company performs its strategic planning process and defines the annual Objectives and Key Results (“OKRs”) for the upcoming year. All Segment Managers develop OKRs, which are reviewed and approved by the CODM to ensure alignment across the entire organization to achieve its shared strategic, operational, and financial objectives.

FOIA Confidential Treatment Request by Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

As part of the reassessment of ASC 280, the Company selected Adjusted Operating Income1 as the segment measure of profit or loss for each reportable segment because the CODM will use this measure for purposes of making decisions to allocate resources and assess performance of the segments, in addition to monitoring consolidated Company results. Adjusted Operating Income is a metric that the Company has historically used to monitor consolidated financial performance and is defined as operating income excluding intangible amortization, M&A-related expenses (including M&A-related earn-outs), and items related to the reduction and shift of the Company’s operations in China, which include severance and personnel expenses, transformation costs, and asset impairment costs. The Board of Directors also holds the CODM and management accountable to this metric as they believe it is the most important metric to monitor financial performance.

In addition to Adjusted Operating Income, the financial reporting packages also include revenues, adjusted EBITDA, and adjusted EBITDA margins at the consolidated level but do not include any GAAP profitability metrics at the product area level. As the Company presents more than one segment measure of profit or loss within its financial reporting packages, another reason that Adjusted Operating Income was selected as the reported measure of profitability for its segments is that this measure is most levered2 (as it includes depreciation), and therefore, most consistent with the corresponding amounts and principles used in Morningstar’s consolidated financial statements and most quantitatively similar to net income as reported on a consolidated financial statement basis. Adjusted Operating Income has also been presented historically as part of the Company’s consolidated earnings releases and Management’s Discussion and Analysis included in the Company’s periodic reports under the Securities Exchange Act. Total Segment Adjusted Operating Income will reconcile to these previously presented consolidated amounts.

C. Discrete financial information

The final characteristic in determining whether a component meets the definition of an operating segment is whether “discrete financial information” is available. A variety of financial information relating to the Company’s product areas and central functions is prepared on a periodic basis through the Monthly Financial Book and QBR reports, which are provided to the CODM. Following discussions with the Staff, management concluded that discrete financial information within the meaning of ASC 280-10-50-1(c) is available at the product area level of the Company.

Based on the analysis above, the Company identified seven operating segments (prior to applying aggregation criteria): Enterprise, PitchBook, Morningstar Sustainalytics, Morningstar Indexes, Morningstar Wealth, Morningstar Retirement, and DBRS Morningstar, given that each product area engages in business activities, has operating results regularly reviewed by the CODM, and has discrete financial information available, and, therefore, satisfies the three characteristics required under ASC 280-10-50-1 for a component to be an operating segment.

1 Morningstar’s consolidated statement of income presents operating income, which includes the following operating expenses: cost of revenue, sales and marketing, general and administrative, and depreciation and amortization. The only incremental costs to arrive at net income are interest expense, realized gains and losses on sale of investments or equity method investments, other, equity in net income (loss) of unconsolidated entities, and income tax expense.

2 [***]

FOIA Confidential Treatment Request by Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

Aggregation of Operating Segments and Reportable Segment Analysis

We considered the aggregation criteria for operating segments below.

ASC 280-10-50-11 states “two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas:

a.	The nature of the products and services

b.	The nature of the production processes

c.	The type or class of customer for their products and services

d.	The methods used to distribute their products and provide their services

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities”

Based on the assessment of the above criteria, the Company has aggregated its seven operating segments into two aggregated operating segments and one standalone operating segment for a total of three reportable segments, which are discussed in further detail below.

Aggregated Operating Segment: Data and Analytics

The Company reviewed the Enterprise, PitchBook, and Morningstar Sustainalytics businesses against the ASC 280 aggregation criteria for potential aggregation. These are all data businesses that serve investors and advisors. Each one uses a combination of human and technological processes to acquire investment data from various sources. The data is enriched with analytics and research, generating proprietary intellectual property, and customers pay predominantly license-based subscription fees to access the data and analytics. These businesses provide investors with comprehensive market data, research and insights, and investment analysis to inform investment decisions.

a.	The nature of the products and services

The Enterprise, PitchBook, and Morningstar Sustainalytics businesses are all centered on providing financial data and proprietary research and analysis that builds on such data and serves investors.

•	Data is collected from multiple third-party sources using a range of similar techniques. Often, there is overlap in sources, such as company reports, which provide data to each of the aggregated products.

FOIA Confidential Treatment Request by Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

•	Raw data is processed and analyzed, and then used to create additional, proprietary intellectual property and research insights.

•	Technology platforms/interfaces enable users to further customize the data and create their own insights and analysis.

•	Clients gain access to the enriched data products via subscription-based platforms (typically via web portal or application programming interface/file transfer protocol) and pay license fees at a fixed price for a defined term of one to three years.

After the data is processed, analyzed, and sold to customers, the need to regularly refresh and update the data is also consistent across these license-based products. The license-based revenue recognition model is a key similarity as 100% of Enterprise and PitchBook’s revenues, and 93% of Morningstar Sustainalytics’ revenues were derived from license-based sources for the nine months ended September 30, 2023.

b.	The nature of the production processes

Enterprise, PitchBook, and Morningstar Sustainalytics gather data, analyze data, and sell data via access to software interfaces. The common characteristics of the production processes are as follows:

•	An initial build of data and research is needed, requiring sizable upfront investment.

•	Raw data is typically identified and extracted from similar sources, including public disclosures, regulatory filings, and direct communication with issuers and companies. In some cases, these are the same reports/data sources.

•	Similar technology is used to partially or fully automate the extraction process (data scraping) and for extensive validation. A regular cadence of updates to this data ensures timely insights are provided.

•	The data is always enriched with Morningstar intellectual property, resulting in proprietary statistics, and additional research, interpretation, and insight is provided by Company analysts. The analysts involved in all three businesses have similar skill sets.

•	Primary costs are headcount and facilities, and all three businesses benefit similarly from central functions.

•	There is significant overlap in data access. For example, Morningstar’s equity data and research supports both PitchBook and Enterprise, and users have full access to this content through both products.

c.	The type or class of customer for their products and services

Enterprise, PitchBook, and Morningstar Sustainalytics all support a large, overlapping network and ecosystem of business-to-business companies that provide services and solutions to financial institutions and investors seeking information to empower investment decisions. Asset managers and advisors made up over two-thirds of revenue for all three businesses (85% for Enterprise, 72% for Sustainalytics, and 69% for PitchBook) for the nine months ended September 30, 2023. Redistributors make up a portion of the remainder for Enterprise and Morningstar Sustainalytics, as do corporate clients for PitchBook and Morningstar Sustainalytics.

FOIA Confidential Treatment Request by Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

There are numerous examples of significant client crossover with clients using products from each of the components. For example, among the top 100 current Enterprise clients, 45 clients account for at least $100,000 in annual contract revenue and 32 clients account for at least $250,000 in annual contract revenue for each of Pitchbook and Sustainalytics.

d.	The methods used to distribute their products and provide their services

Enterprise, PitchBook, and Morningstar Sustainalytics all distribute data and analytics directly to the customer, primarily via two mechanisms:

•	Software platforms are the most common option for customers. These are typically all-in-one web portals, with login credentials for licensed customers.

•	Data, research, and ratings from all three businesses can also be plugged directly into existing client workflows and updated automatically whenever a data feed update becomes available.

Enterprise, PitchBook, and Morningstar Sustainalytics leverage multiple go-to-market “GTM” strategies and a variety of distribution channels. However, the primary route to market is via direct sales, with each business leveraging its own embedded sales specialist teams focused on connecting specific buyer needs to specific product capabilities. In direct sales, the product areas also leverage central sales resources and coordination through Strategic Account Executives (SAEs), who develop, implement, and coordinate distribution strategies across key customers within Enterprise, PitchBook, and Morningstar Sustainalytics (the same SAEs sell product lines across all three businesses). Other areas of shared competencies include demand generation, inside sales, strategic accounts sales, and cross product solution sales capabilities. From a marketing perspective, the businesses leverage a mix of central marketing capabilities, such as brand, public relations, communications, and website, to more granular dedicated marketing services within the product area, including product marketing, events, and campaign management. All GTM teams follow a standard sales process, methodology, and systems as set forth by the central GTM team.

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities”

Enterprise, PitchBook, and Morningstar Sustainalytics are not directly regulated, apart from certain isolated geographic regulation covering the Morningstar Sustainalytics ESG product.

FOIA Confidential Treatment Request by Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

f.	Economic similarity

ASC 280 notes that economically similar operating segments often exhibit similar long-term financial characteristics. The Company’s license-based businesses of Enterprise, PitchBook, and Morningstar Sustainalytics are viewed as having very similar economic characteristics. When assessing economic similarity and the ability to achieve similar long-term margins, the Company considered the following:

•	As noted in the production processes above, the Enterprise, PitchBook, and Morningstar Sustainalytics businesses require a large upfront investment to build initial data sets, analytics, and research. Once established, these businesses are similar in that they each follow a “build once, sell many times” model. There is inherent leverage in each business because once the initial data is assembled and the platform/software has been built, the marginal cost of adding other licensed users and updating data is low. The Company’s own historic experience supports this low marginal cost of user assertion. In terms of investment cycle, Morningstar Sustainalytics is currently at an early-stage relative to Enterprise and PitchBook, which are more mature and already experiencing greater economies of scale; therefore, Morningstar Sustainalytics’ current margin is below that of Enterprise and PitchBook. Margin convergence can be achieved more quickly by reducing investment; however, management determined lack of investment would not be optimal for long-term value creation, and ultimately, long-term financial performance. The Company projects it will achieve similar long-term margins with Morningstar Sustainalytics relative to its historical experience with Enterprise and PitchBook products given the similar license-based nature of its products, offerings, customers, and distribution channels.

•	Further, Enterprise, PitchBook, and Morningstar Sustainalytics each operate in a similar competitive landscape and have consistent sources of competitive advantage that enable these businesses to sustain full-scale margins once mature: 1) data sets are difficult to replicate, given the complexity of the data scraping process, 2) proprietary analytics and contextual data adds unique, intangible value for customers, and 3) products become embedded in customer workflows, creating very high switching costs. These factors allow these businesses to benefit from low customer acquisition costs and consistently high renewal rates (97%+ across each of the three businesses in 2022).

•	Regarding expected convergence of margins across Enterprise, PitchBook, and Morningstar Sustainalytics, Company history and peer analysis demonstrate the potential for long-term margin convergence through its own extensive history with scaling data platforms. The exact timing of this convergence is not known by the Company given the ongoing investment cycle decisions that have currently been made or may be made in the future. Specifically, the Company will decide to invest in data and research at different points in time, and these investment decisions impact margins negatively in the short-term (as most cost is headcount/employee or M&A-related and is expensed as incurred) but will support long-term results by expanding addressable market through enhanced offerings of data and research, thus providing greater returns. In addition, the Company notes that the peers it tracks that have comparable, but currently more developed, business models also exhibit comparable financial performance over the full business cycle.

Conclusion for Data and Analytics - Based on the qualitative and quantitative discussions above, the Company believes that Enterprise, PitchBook, and Morningstar Sustainalytics are both qualitatively and economically similar and meet the criteria to aggregate into a single operating segment, which is also a reportable segment.

FOIA Confidential Treatment Request by Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

Aggregated Operating Segment: Asset and Index Solutions

Morningstar Indexes, Morningstar Retirement, and Morningstar Wealth serve investors by building investable solutions and strategies that seek to build wealth for the end investor. The Company’s strategy and historical approach has been to build investable solutions, investment strategies, or investment portfolios at scale. These strategies create vehicles for managing or advising large pools of client assets. A critical commonality is that each is principally an asset under management platform charging basis points on assets under management (AUM) and advisement (AUMA). Accordingly, long-term economies of scale are driven by growth in AUM across each of the three businesses.

a.	The nature of the products and services

Morningstar Indexes, Morningstar Retirement, and Morningstar Wealth offer strategies that attract large pools of client assets, generating revenue by charging fees on AUMA. Specifically, 75% of Morningstar Indexes, 98% of Morningstar Retirement and 54% of Morningstar Wealth revenues for the nine months ended September 30, 2023 is from AUM and AUMA, while the other four businesses have no revenue from AUMA. Even though Morningstar Indexes and Morningstar Wealth support their core products with secondary offerings that earn other revenue types, the Company views the success of these businesses through the level of assets in the strategies that each area produces.

b.	The nature of the production processes

Since asset-based products account for the majority of revenue for the Morningstar Indexes, Morningstar Retirement, and Morningstar Wealth businesses, the nature of the production processes for each of these businesses are similar, specifically:

•	There are coordinated processes across portfolio management, product teams, and investment operations teams to construct, and implement investable portfolios and strategies.

•	Each of these businesses are based on leveraging Morningstar’s core data assets and related intellectual property (research, ratings, and data), which are used to build other value add products (i.e., investment portfolios and strategies) and then attract assets into these portfolios and models.

•	Each of these businesses use central functions to build investable solutions, investment strategies, or investment portfolios. Specifically, the teams that produce Morningstar’s core, proprietary research have been moved out of the business areas and into a central team to provide greater leverage of these capabilities. The central team includes research (manager research, equity research, and quantitative research), portfolio construction and management, and wealth forecasting.

FOIA Confidential Treatment Request by Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

c.	The type or class of customer for their products and services

The Morningstar Indexes, Morningstar Retirement, and Morningstar Wealth products cater to a subset of investors and advisors looking to invest assets with the aim of increasing wealth over time. More specifically, Morningstar Wealth and Morningstar Retirement both have extensive focus and overlap in targeting financial advisors. The Company notes that the target clients for the products offered by Morningstar Indexes differ slightly in that they are offered further up the value chain, meaning indexes are available to asset managers whereas the portfolios offered by Morningstar Retirement and Morningstar Wealth are directly available to the end investor. However, customers across all businesses include firms that share an important characteristic – they are involved in the development and distribution of investment products.

d.	The methods used to distribute their products and provide their services

Morningstar Indexes, Morningstar Retirement, and Morningstar Wealth leverage multiple GTM strategies and a variety of distribution channels. However, the primary route to market is via direct sales, with each business leveraging its own embedded sales specialist teams focused on connecting specific buyer needs to specific product capabilities. In direct sales, the product areas also leverage central sales resources and coordination through Strategic Account Executives (SAEs), who develop, implement, and coordinate distribution strategies across key customers within Morningstar Retirement, Morningstar Indexes, and Morningstar Wealth (there are SAEs covering all three businesses). Other areas of shared competencies include demand generation, inside sales, strategic accounts sales, and cross product solution sales capabilities. From a marketing perspective, the businesses leverage a mix of central marketing capabilities, such as brand, public relations, communications, and website, to more granular dedicated marketing services within the product area, including product marketing, events, and campaign management. All GTM teams follow a standard sales process, methodology, and systems as set forth by the central GTM team.

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities”

Morningstar Indexes, Morningstar Retirement, and Morningstar Wealth all operate in regulated environments in each jurisdiction in which they do business. As a result of the regulations, each business has significant compliance responsibilities and costs, including, but not limited to, sales practices, specified governance and oversight arrangements, outsourcing limitations, specified items in a code of conduct, key information disclosures, required systems and controls governing data, complaints, recordkeeping, and general anti-fraud prohibitions.

Given the numerous regulatory agencies in various jurisdictions, the Company believes the regulatory presence/environment is similar across these businesses.

FOIA Confidential Treatment Request by Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

f.	Economic similarity

ASC 280 notes that economically similar operating segments often exhibit similar long-term financial performance. As the Company’s asset-based businesses, Morningstar Indexes, Morningstar Retirement, and Morningstar Wealth have very similar economic characteristics. When assessing economic similarity and the ability to achieve similar long-term margins, the Company considered that the economics (revenue/profit) and asset flows of these businesses are highly correlated with market performance:

•	Revenue in all three businesses is primarily generated from fees (basis points) charged on AUMA, resulting in revenue for all three businesses trending similarly with the market over time. Asset gains and losses related to ebbs and flows in the markets will cause revenue to fluctuate, exhibiting stronger financial performance (revenue and profit) as markets rise and weaker performance as they fall.

•	As noted above, the changes in AUMA over time is driven by market performance and can be explained by 1) the direct impact of market impact gains and losses on AUMA, and 2) the market impact on customer behavior changing the inflows and outflows from customers. For example, when the markets decline, the Company observes lower net inflows because investors typically reduce their equity exposure. This results in less capital in exchange-traded funds, and, therefore, reduced fees paid by Morningstar’s Indexes, Wealth, or Retirement clients.

Another consideration when assessing economics and ability to achieve long-term margins that are similar is the maturity of these businesses, and the ability for asset-based businesses to benefit from large economics of scale. These businesses sell products that are an infinitely replicable collection of securities in the form of investment strategies, portfolios, and portfolio construction methodology. Once created, they can be sold or applied repetitively with minimal incremental costs. Morningstar Indexes and Morningstar Wealth are currently at an earlier stage of the investment cycle relative to Morningstar Retirement, which is more mature. This is supported by the Company’s analysis of several peers that generate asset-based revenue via investment products and services, which demonstrated a clear link between AUMA and long-term profitability. The financial performance of these competitors also aligns with the long-term expectations for the three operating segments in Asset and Index Solutions, and supports Management’s projections for margin convergence within these businesses.

Morningstar Retirement’s margins reflect the maturity of this business (having been established in 2000) along with a strong market presence over many years after building proprietary managed account capabilities and relationships. The Company’s history has shown that upfront investments to build and enhance managed account offerings/platforms as well as create an industry network has led to a profitable model that scales as AUM grow. The Company is applying the same strategy with Morningstar Indexes and Morningstar Wealth - building operating models to significantly grow AUM over time. Upfront incremental investment in both businesses has reduced margins temporarily, but is expected to support significant future growth, resulting in margin expansion over time that will converge and achieve similarity with Morningstar Retirement.

Conclusion for Asset and Index Solutions - Based on the qualitative and quantitative discussions above, management believes that Morningstar Wealth, Morningstar Indexes, and Morningstar Retirement are both qualitatively and economically similar and support aggregation into a single operating segment, which is also a reportable segment.

FOIA Confidential Treatment Request by Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

Operating Segment: Credit and Ratings Solutions

DBRS Morningstar generates revenue by providing independent credit rating services on financial institutions, corporates, and sovereigns, as well as on securitizations and other structured finance instruments. These credit ratings are formed based on established methodologies, models, and criteria that apply to the entities and securities that DBRS Morningstar rates, using a rating scale to assign and monitor credit ratings. Credit ratings are issued in response to request from issuers, intermediaries, or investors, and rating reports are distributed electronically to clients with public ratings posted on the DBRS Morningstar website. As a credit rating entity, DBRS Morningstar operates in a highly regulated environment in every jurisdiction in which it does business.

Given the unique aspects of the credit ratings business noted above, DBRS Morningstar was not deemed to be economically similar to other operating segments and will not be aggregated with other operating segments.

Reportable Segment Conclusion

Finally, the Company considered the quantitative thresholds outlined in ASC 280-10-50-12, noting the two aggregated operating segments: Data and Analytics, Asset and Index Solutions, and the Credit and Ratings Solutions operating segment, individually represent over 10 percent of the Company’s current and projected consolidated revenues for the next three years. Their combined total revenues represent 100 percent of the Company’s consolidated revenues; therefore, the 75 percent revenue threshold is met. Based on this analysis, we determined the following will be the Company’s reportable segments:

•	Data and Analytics – aggregated Enterprise, PitchBook, and Morningstar Sustainalytics

•	Asset and Index Solutions – aggregated Morningstar Indexes, Morningstar Retirement, and Morningstar Wealth

•	Credit and Ratings Solutions

Our segment footnote disclosure is included within Note 7 to our Unaudited Condensed Consolidated Financial Statements included in the Quarterly Report on Form 10-Q for the period ended September 30, 2023 filed with the Securities and Exchange Commission on November 9, 2023.

Goodwill Impairment Testing Analysis Under Revised Segment Analysis

As noted above, the Company identified seven operating segments prior to applying the aggregation criteria that align to the Company’s product areas. The Company assessed the seven operating segments under ASC 350 to determine its components. ASC 350-20-35-34 states that “A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management, as that term is defined in paragraph 280-10-50-7, regularly reviews the operating results of that component.” Following the guidance from ASC 350, the Company’s seven operating segments, prior to applying the aggregation criteria, were determined to be the Company’s seven reporting units.

FOIA Confidential Treatment Request by Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

To determine whether the change to our identified operating segments and reporting units has, or had, an impact on our prior annual goodwill impairment testing analysis, the Company engaged a third-party valuation specialist to perform a valuation of our reporting units as of January 1, 2021. The start of 2021 was selected based on the Company’s intention to ensure that the change in identified operating segments, and associated reporting units, would not have any impact to comparative periods on file with the SEC, notably the Company’s comparative Quarterly Report on Form 10-Q for the period ended September 30, 2022, and the Company’s annual goodwill impairment testing for both the 2022 and 2021 years.

ASC 820-10-20 defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” The calculation of value for each of the identified reporting units as of January 1, 2021, was based on a market approach, specifically the guideline company method, which analyzed (i) market multiples of revenue and EBITDA for a group of comparable public companies and (ii) the relative growth, profitability, potential for cash flow conversion, and risk of each reporting unit relative to the peers and Morningstar overall. Management believes the market approach is reasonable given (i) the availability of publicly traded market values for the Company which the valuation can reconcile to, (ii) the availability of public information regarding a number of comparable companies, and (iii) the availability of historical and forecasted financial information at the reporting unit level. Management does not believe that other methods would result in a materially different outcome, and as noted, the Company reconciled its market approach to the market capitalization as of the valuation date. As a result of the analysis performed, management concluded there was no impairment as of January 1, 2021, as each of the reporting units had an excess of fair value over carrying value ranging from [***] of their respective carrying values as shown below:

Reporting Unit	Excess of Fair Value over Carrying Value (in millions)	Percentage of Carrying Value
Enterprise[3]	[***]	[***]
Retail Investing Products & Services[3]	[***]	[***]
Morningstar Wealth[3]	[***]	[***]
Morningstar Managed Portfolios	[***]	[***]
Morningstar Index	[***]	[***]
Morningstar Credit Ratings	[***]	[***]
PitchBook	[***]	[***]
Sustainalytics	[***]	[***]

3 Note the reporting unit structure in place as of January 1, 2021 was comprised of eight reporting units; the incremental reporting unit was Retail Investing Products & Services. On January 1, 2022, this Retail Investing Products & Services reporting unit largely became Enterprise, apart from an insignificant product that became a part of Morningstar Wealth (approximately 90% became Enterprise and 10% Morningstar Wealth).

FOIA Confidential Treatment Request by Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

After determination of value for each reporting unit at January 1, 2021, the Company re-performed a goodwill impairment analysis as of the subsequent annual goodwill impairment testing dates (i.e., October 1, 2021 and October 1, 2022). Specifically, the Company performed a qualitative assessment for the relevant events and circumstances consistent with the criteria in ASC 350-20-35-3C to determine if it is more likely than not that a reporting unit is impaired. Based on the analysis of the macroeconomic conditions, industry and market conditions, cost factors, cash flows, changes in key Company personnel, and our share price, the Company did not identify any significant qualitative factors that would suggest the need to perform a quantitative goodwill impairment test at any of the three testing dates subsequent to January 1, 2021. A summary of our qualitative assessment is included in the table below:

[***]

FOIA Confidential Treatment Request by Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

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FOIA Confidential Treatment Request by Morningstar, Inc. Pursuant to Rule 83 (17 C.F.R. 200.83). This letter requests confidential treatment of the bracketed portions of this letter (designated by “[***]”).

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The Company did not observe any events or changes in circumstances that would require an additional impairment review outside of the annual tests in 2021 and 2022, nor in the interim periods of 2023. The Company will complete its annual impairment review in the fourth quarter of 2023, consistent with its goodwill impairment policy.

In conclusion, the analyses performed validates the revised analysis pursuant to ASC 280 did not result in an impairment to goodwill for any of the Company’s revised reporting units under ASC 350.

If you have any questions regarding the responses in this letter, please call me at (312) 244-7581.

Respectfully submitted,

/s/ Jason Dubinsky

Jason Dubinsky
Chief Financial Officer

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